Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 23, 2013

Registration No. 333-190543

September 26, 2013

MPT Operating Partnership, L.P.

MPT Finance Corporation

5.750% Senior Notes due 2020

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. and MPT Finance Corporation
Guarantees:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc., and by each of the Issuers’ Restricted Subsidiaries that guarantees borrowings or borrows under the Issuers’ Credit Agreement until certain conditions are met as described in the Preliminary Prospectus Supplement.
Aggregate Principal Amount:	€200,000,000

Title of Securities:	5.750% Senior Notes due 2020
Final Maturity Date:	October 1, 2020
Public Offering Price:	100.000%
Coupon:	5.750%
Yield to Maturity:	5.750%
Spread to Benchmark:	+459 bps
Benchmark:	2.25% DBR due September 4, 2020
Gross Proceeds to Issuers:	€200,000,000
Net Proceeds to Issuers before Expenses:	€196,500,000
Interest Payment Dates:	April 1 and October 1
Record Dates:	March 15 and September 15
First Interest Payment Date:	April 1, 2014
Optional Redemption:

Make-whole call at B+50 prior to October 1, 2016.

From and after October 1, 2016, from time to time in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts, if any, thereon to, but not including, the redemption date, if redeemed during the 12-month period beginning on October 1 of each of the years indicated below:

Year	Price
2016	104.313%
2017	102.875%
2018	101.438%
2019 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to October 1, 2016, up to 35% of the notes at a redemption price equal to 105.750% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, thereon to, but not including, the redemption date.

Escrow Provisions/Special Mandatory Redemption:	An amount equal to the gross proceeds from this offering will be placed in an escrow account together with additional amounts needed to redeem the Notes at their aggregate offering price, plus accrued and unpaid interest on the notes from the issue date up to, but not including the outside date for the special mandatory redemption. The Issuers will use the escrowed funds to consummate the RHM acquisition transaction described in the prospectus supplement. If the conditions to closing such acquisition transaction are not satisfied or waived on or prior to 90 days after the closing date of this Notes offering, the Issuers will be required to redeem the Notes at the aggregate offering price plus accrued and unpaid interest and additional amounts, if any, up to, but excluding, the redemption date.

Change of Control:	Putable to the Issuers at 101% of principal, plus accrued and unpaid interest and additional amounts, if any, thereon to, but not including, the change of control purchase date.

ISIN Number:	ISIN: XS0975547141

Common Code:	Common Code: 097554714

Distribution:	SEC Registered (Registration No. 333-190543)

Anticipated Listing:	Application will be made for the Securities to be admitted to the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

Trade Date:	September 26, 2013

Settlement:	T+10 on October 10, 2013

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement

Joint Book-Running Managers:	Merrill Lynch International
Deutsche Bank Securities Inc.
J.P. Morgan Securities Plc

Lead Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
RBC Europe Limited

Denominations/Multiple:	€100,000 and integral multiples of €1,000 in excess thereof

The Issuers have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the

Issuer has filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, Attn: Syndicate Desk or from Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 or from J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attn: Syndicate.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM